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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2002
                       Commission File Number: 001-14148
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                       CANWEST GLOBAL COMMUNICATIONS CORP.
                 (Translation of registrant's name into English)

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                                 3100 TD Centre
                               201 Portage Avenue
                               Winnipeg, Manitoba,
                                 Canada R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.



   Form 20-F                                               Form 40-F |X|
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________.

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________.

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



     Yes                                                      No |X|
         -----                                                   -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    CANWEST GLOBAL COMMUNICATIONS CORP.



Date: December 12, 2002             By:      /S/ JOHN E. MAGUIRE
                                        ---------------------------------------
                                             John E. Maguire
                                             Vice President, Finance and Chief
                                             Financial Officer

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                       CANWEST GLOBAL COMMUNICATIONS CORP.

                             MATERIAL CHANGE REPORT

                  Section 75(2) of the Securities Act (Ontario)
            Section 85(1)(b) of the Securities Act (British Columbia)
                Section 146(1)(b) of the Securities Act (Alberta)
           Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
                Section 81(2) of the Securities Act (Nova Scotia)
               Section 76(2) of the Securities Act (Newfoundland)


1.   Reporting Issuer

     CanWest Global Communications Corp. (the "Issuer")
     31st Floor TD Centre
     201 Portage Avenue
     Winnipeg, Manitoba
     R3B 3L7

2.   Date of Material Change

     December 10, 2002

3.   Press Release

     The attached press release was distributed to Canada NewsWire on December 10, 2002.

4.   Summary of Material Change

     The Issuer has announced that it has elected to redeem all of its outstanding Series 2 Preference Shares for an aggregate redemption price of approximately $57.7 million.

5.   Full Description of Material Change

     See press release attached as Schedule "A".

6.   Reliance on Confidentiality Provisions of Securities Legislation

     Not applicable.



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7. Omitted Information

   No significant facts remain confidential in, and no information has been omitted from, this report.

8. Senior Officers

   For further information please contact Pamela Harrod, Assistant Secretary, at (204)956-2025.

9. Statement of Senior Officer

   The foregoing accurately discloses the material change referred to herein.



DATED at Winnipeg, Manitoba, this 11th day of December, 2002.






"Pamela Harrod"
---------------------------------------
Pamela Harrod
Assistant Secretary

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                                   Schedule A

CanWest Redeems Series 2 Preference Shares

     WINNIPEG, Dec. 10 /CNW/ - CanWest Global Communications Corp. announced today that it has elected to redeem all of its outstanding Series 2 Preference Shares for an aggregate redemption price of approximately $57.7 million. The redemption will be effective December 18, 2002. Under the terms of the Series 2 Preference Shares, CanWest is entitled to redeem the shares or convert them into Subordinate Voting or Non Voting Shares of CanWest and has chosen to redeem the shares. If the shares were not redeemed or converted, they would ultimately convert automatically into Subordinate Voting or Non-Voting Shares of CanWest with a market value equal to the redemption price.

     The Series 2 Preference Shares were issued on May 1, 2001 on the amalgamation of certain subsidiaries of CanWest. The holders of the Series 2 Preference Shares have commenced an action alleging, among other things, that the terms of the amalgamation were oppressive, that the holders are entitled to receive the fair value of their interest, and that the fair value exceeds the redemption price payable under the terms of the Series 2 Preference Shares. The redemption of these shares will not resolve the matters in dispute in that litigation. However, CanWest will continue to vigorously contest any claim that its actions have been oppressive or that the holders of the Series 2 Preference Shares are entitled to any additional payment. In addition, CanWest intends to assert counter claims against the holders of the Series 2 Preference Shares seeking damages. Furthermore, a court might ultimately find that the redemption amount for the Series 2 Preference Shares exceeds the fair value of the holders' interest. If a court were to make that determination, CanWest would seek to recover the difference.


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For further information: Geoffrey Elliot, Vice President, Corporate
Affairs, gelliot@canwest.com, Telephone: (204) 956-2025, Fax: (204)
947-9841

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